SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.
CNPJ/MF No. 06.164.253/0001-87
NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON FEBRUARY 02, 2024

1	Date, Time and Place: On February 02, 2024, at 3:30 p.m., held (in person and digitally) at the headquarters of Gol Linhas Aéreas Inteligentes S.A. (the “Company”), at Praça Comandante Linneu Gomes, s/n, Portaria 3, at the Board of Director’s meeting room, Jardim Aeroporto, CEP 04626-020, in the city and State of São Paulo.
2	Call and Attendance: The call notice was submitted in accordance with Article 19 of the Company's bylaws, and a majority of the members of the Board of Directors attended the meeting.
3	Presiding Board: Chairman: Mr. Constantino de Oliveira Junior; Secretary: Mrs. Renata Domingues da Fonseca Guinesi.
4	Agenda: To resolve on the following matters: (i) the execution of the Guaranty (as defined below) by the Company, together with Gol Linhas Aéreas S.A. (“GLA”) and Smiles Fidelidade S.A. (“Smiles Fidelidade”), Smiles Viagens e Turismo S.A. (“Smiles Viagens”) and GTX S.A. (“GTX” and, together with GLA, Smiles Fidelidade and Smiles Viagens, “Subsidiaries” and, together with the Company, “Guarantors”); (ii) the execution by the Company of the Ancillary Instruments (as defined below); (iii) the authorization and granting of powers to the Officers and/or the attorneys-in-fact of the Company to perform any and all acts, including the engagement of service providers, and to execute/sign all documents necessary for the completion of the matters provided in items (i) and (ii) above, including the ratification of all acts performed by the Officers and/or the attorneys-in-fact of the Company in relation to such matters.
5	Resolutions: Before starting the resolutions below, Mr. Constantino de Oliveira Junior, and Mr. Ricardo Constantino left the meeting room. Following that, the voting was initiated with the presence of the other members of the Board of Directors present, who deliberated without any reservations, as follows:
(i)	to approve the execution by the Company, together with the Subsidiaries, of the Corporate Guaranty Agreement, as surety and, including, principal obligors of the obligations undertaken by Gol Finance and the Guarantors (collectively, “Debtors”), under the DIP Documents, as defined in the term sheet regarding a debtor-in-possession financing by means of the issuance of superpriority senior secured priming debtor-in-possession financing facility, entered into on January 25, 2024, in connection with the cases under Chapter 11 of the United States Bankruptcy Code commenced voluntarily by Debtors and certain other controlled and affiliated entities of the Company, as approved by this Board of Directors at the meeting held on January 25, 2024 (“25/01 BOD Meeting”, “DIP Term Sheet”, “Secured Obligations” and “Guaranty”, respectively);
(ii)	to approve the execution by the Company of any and all other instruments, including, but not limited to, those related to the granting of security and/or surety/personal guarantees and/or fiduciary transfer and/or fiduciary assignment of any assets, rights, or properties in general of the Company and/or any of its subsidiaries (including the Subsidiaries) and affiliates, intended to secure the Secured Obligations, as provided or to be provided in the DIP Documents (together with the Guaranty, “Ancillary Instruments”), including, but not limited to, the execution by the Company of the following Ancillary Instruments:

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(a)	the amendment to the Fiduciary Transfer of Intellectual Property Rights Agreement (Contrato de Alienação Fiduciária de Direitos de Propriedade Intelectual), initially entered into on December 23, 2020, by and among GLA, as security provider, TMF Brasil Administração e Gestão de Ativos Ltda., as collateral agent (“Collateral Agent”), and the Company, as intervening party
(b)	the amendment to the Fiduciary Transfer of Intellectual Property Rights Agreement (Contrato de Alienação Fiduciária de Direitos de Propriedade Intelectual), initially entered into on December 23, 2020, by and among the Company, as security provider, the Collateral Agent, as collateral agent, and GLA, as intervening party;
(c)	the amendment to the Revolving Aircraft Spare Parts Fiduciary Assignment Agreement (Instrumento Particular de Alienação Fiduciária de Peças Aeronáuticas de Reposição Rotativas), initially entered into on December 23, 2020, by and among the GLA, as security provider, the Collateral Agent, as collateral agent, and the Company, as intervening party;
(d)	the amendment to the Non-Revolving Aircraft Spare Parts Fiduciary Assignment Agreement (Instrumento Particular de Alienação Fiduciária de Peças Aeronáuticas de Reposição Não-Rotativas), initially entered into on December 23, 2020, by and among the GLA, as security provider, the Collateral Agent, as collateral agent, and the Company, as intervening party;
(e)	the amendment to the Fiduciary Transfer of IPCo’s Shares Agreement (Contrato de Alienação Fiduciária de Ações), initially entered into on March 2, 2023, by and among the GLA, as security provider, the Collateral Agent, as collateral agent, and the Company and Smiles Fidelidade, as intervening parties; and
(f)	the amendment to the Fiduciary Transfer of Intellectual Property Agreement (Contrato de Alienação Fiduciária de Propriedade Intelectual), initially entered into on March 2, 2023, by and among Smiles Fidelidade, as security provider, the Collateral Agent, as collateral agent, and the Company and GLA, as intervening parties.

Be it further resolved the confirmation by the Board of Directors that the execution by the Company and, as applicable, by the Subsidiaries, of the DIP Term Sheet, the DIP Documents, and the Ancillary Instruments had already been approved and authorized in accordance with the 25/01 BOD Meeting. The Authorized Persons (as defined in the minutes of 25/01 BOD Meeting) are also authorized to negotiate, execute, deliver, and otherwise formalize the commitment of the Company and, as applicable, the Subsidiaries to the terms and conditions set forth in such documents; and

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(iii)	to authorize and grant powers to the Officers and/or the attorneys-in-fact of the Company (including, but not limited to, the Authorized Person) to perform any and all acts, including the engagement of service providers, and to execute/sign all documents necessary for the completion of the matters provided in items (i) and (ii) above, including the ratification of all acts performed by the Officers and/or the attorneys-in-fact of the Company in relation to such matters.
6	CLOSURE, MINUTES DRAFTING, AND SIGNATURES: With no further matters to address, the proceedings were adjourned for the drafting of these minutes, which, when read, verified, and approved without objections or reservations, were signed by the members of the presiding board and the members of the Board of Directors present. : Signatures: Mr. Constantino de Oliveira Junior – Chairman; Renata Domingues da Fonseca Guinesi – Secretary; Members of the Board of Directors present: Mr. Constantino de Oliveira Junior, Mr. Ricardo Constantino, Mr. Germán Pasquale Quiroga Vilardo, Mr. Anmol Bhargava, Mrs. Marcela de Paiva Bomfim Teixeira, Mr. Philip Michael Schiemer, Mr. Paul Stewart Aronzon and Mr. Timothy Robert Coleman.

I hereby certify that this is a faithful copy of the minutes that were drawn up in the proper book.

São Paulo/SP, February 02, 2024.

Presigin board:

Constantino de Oliveira Junior Chairman	Renata Domingues da Fonseca Guinesi Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer